UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@alon-oil.co.il

ALON BLUE SQUARE ANNOUNCES UPDATED OFFER

BY GINDI ISRAEL 2010 LTD. FOR ACQUISITION OF CONTROL OF THE COMPANY

YAKUM, Israel, February 9, 2016, Alon Blue Square Israel Ltd. (NYSE: BSI) (the “Company”) announced today that it has been informed by its controlling shareholder, Alon Israel Oil Company Ltd. ("Alon"), that Gindi Israel 2010 Ltd. has updated its previously announced offer.

The terms of Gindi's updated offer are now identical to those of Mr. Moti Ben-Moshe previously announced by the Company, except that Gindi would commit to the Company's financial creditors to inject NIS 800 million into the Company (instead of Mr. Ben-Moshe's commitment of NIS 700 million) as follows: (i) NIS 400 million transferred closely after closing of the acquisition, upon the same terms provided in the offer of Mr. Ben-Moshe; (ii) NIS 200 million transferred during the second year following closing; and (iii) NIS 200 million transferred during the third year following closing. As in Mr. Ben-Moshe's proposal, the obligation to transfer the amounts described above would terminate upon complete repayment of the debt subject to the debt arrangement.

In addition, the updated offer states that it will be null and void if board approval of Alon and its subsidiary, Alon Retail Ltd., are not received by today, February 9, 2016 at 8:00 p.m. Israel time, which has elapsed (subject to extension by purchaser at its sole discretion).

Following today's meeting of the holders of the Company's Series C Debentures, the Company was informed by the trustee for the Series C Debentures that Gindi Israel and Mr. Moti Ben Moshe will be asked to provide updated offers by Thursday, February 11 conditioned upon approval of holders of the Series C Debentures and the boards of directors of Alon and Alon Retail until Tuesday night, February 16. The Company was informed that the holders of the Debentures are expected to vote until Monday, February 15 on the offers as well as on a proposal whether to make an immediate call for payment of all outstanding debt owed by the Company to the Series C Debenture holders which would become effective if an arrangement is not finalized by the date provided in the voting instrument sent to holders of the Debentures. The Company was also informed that the results of the vote are expected to be announced on or about Tuesday, February 16. Alon has agreed not to accept offers for its shares in the Company until the announcement of the results of the vote by the holders of the Series C Debentures.

There is no assurance that Alon will sell its interest in the Company on the terms described above or at all.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in five reportable operating segments. In the Fueling and Commercial Sites segment, Alon Blue Square through its 63.13% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd. is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 220 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square is a pioneer in the modern food retail, and its subsidiary, Mega Retail Ltd., currently operates through court-appointed trustees 127 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. Operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 53.92% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square operates the clearance of gift certificates.

2

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty whether the Alon Oil will sell its shares in the Company under the terms described above or at all; the uncertainty of the sale of BSRE on favorable terms or at all; failure to reach a settlement with our bank lenders and holders of our Series C Debentures; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

February 9, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary

4